Exhibit 1.01

Protea Biosciences Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

This Conflict Minerals Report of Protea Biosciences Group, Inc. (the “Company”) for the year ended December 31, 2015 is in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten (together with gold, the “3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Production Description:

The Company applies its core technologies and expertise to the development of products that improve the discovery and identification of proteins, metabolites and other biomolecules produced by living cells. Our products are purchased and used primarily by pharmaceutical and academic/clinical research laboratories, including analytical chemists, translational researchers, oncologists, pathologists and cell biologists.

The Company currently offers the LAESI DP-1000 instrument as well as proprietary software suites developed by the Company (LAESI Desktop Software and ProteaPlot). Its software facilitates operating the instrument and the storage and display of datasets in a user friendly, intuitive software environment. The LAESI and ProteaPlot software includes tools for post-processing of LAESI-MS data, generation of molecular maps/images, and mass spectral comparison for regions of interest. The Company has engaged a contract manufacturer to produce its LAESI units. The Company also engages another manufacturer to produce lasers related to the LAESI technology.

In addition, the Company offers a line of research products that are used in life science research. These products include surfactants, reagents and standards.

Based upon the Company’s internal assessment, the research products we produce do not contain conflict minerals. Accordingly, for the purposes of this assessment only the LAESI DP-1000 instruments were considered.

Due Diligence:

The Company undertook due diligence measures to determine the conflict minerals status of the necessary conflict minerals used in its LAESI DP-1000 instruments. The Company has determined in good faith that for calendar year 2015, its conflict minerals status resulting from its due diligence efforts to be “DRC conflict undeterminable.” The Company has reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our LAESI DP-1000 instruments.

As a company in the bioanalytical instrument industry, the Company is several levels removed from the actual mining, smelting or refining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries and therefore must rely on our suppliers to provide information on the origin of the 3TG contained in material supplied to us or products manufactured for us.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. In 2016, the Company will work closely with the LAESI contract manufacturer to gather the necessary information to complete its due diligence steps. Additionally, the Company will adopt a Conflict Minerals Policy to ensure compliance with the Dodd-Frank Act.